EXHIBIT 99.1

Press Release

Renewables:

Total enters the floating offshore wind sector in France

Paris, October 7, 2020 – Total becomes a 20% shareholder in the Eolmed floating wind farm pilot project, located in the Mediterranean, off the coast of Gruissan and near Port-La-Nouvelle (Occitan region).

Attributed in July 2016, this 30 megawatts (MW) project will accelerate the development of a floating wind technology. Together with Qair, the historical developer and majority shareholder of the project, and its local partners, Total brings its experience in the conception, deployment and exploitation of offshore installations throughout their life cycle.

Total is thus continuing to reinforce its position in the emerging sector of floating offshore wind, in which it wants to be one of the world leaders. Today, the Group is present in South Korea with a portfolio of 2 gigawatts and in the United Kingdom with the 100 MW Erebus project, which has just been granted exclusive development rights for its area.

Julien Pouget, Director Renewables of Total, stated: “This announcement once again demonstrates the Group’s ambition and willingness to innovate in the field of renewable energies. Floating offshore wind is a very promising segment in which Total notably brings its extensive experience in offshore projects. Together with our partner Qair, we have the necessary resources to meet the technological and financial challenges that will determine our future success. I am delighted that Total can contribute to the emergence of this new sector in France. “

“The Eolmed project is at the heart of the Occitanie Region’s strategy for the development of renewable energies, actively supported by local partners. It also demonstrates Qair’s ambition to become a major player in floating offshore wind energy in Europe. By joining forces with a renowned French industrial partner for this innovative project developed by our teams since 2016, Qair is strengthening its technical expertise for the realisation of the Eolmed project and for future floating wind projects.” adds Louis Blanchard, CEO of Qair.

Total, renewables and electricity

As part of its ambition to get to net zero by 2050, Total is building a portfolio of activities in electricity, renewable in particular, that could account for up to 40% of its sales by 2050. By the end of 2020, Total’s gross power generation capacity worldwide will be around 12 gigawatts, including about 7 gigawatts of renewable energy. With the objective of reaching 35 GW of production capacity from renewable sources by 2025, Total will continue to expand its business to become one of the world leaders in renewable energies.

About Total

Total is a broad energy company that produces and markets fuels, natural gas and electricity. Our 100,000 employees are committed to better energy that is more affordable, more reliable, cleaner and accessible to as many people as possible.

Active in more than 130 countries, our ambition is to become the responsible energy major.

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Total Contacts

Media Relations: +33 1 47 44 46 99 l presse@total.com l @TotalPress

Investor Relations: +44 (0)207 719 7962 l ir@total.com

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